UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On January 16, 2025, Freightos Limited (the “Company”) announced certain preliminary financial results for the fourth quarter and full year of 2024 and provided information concerning the expected timing for its full fourth quarter and full year earnings release. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated January 16, 2025, entitled “Freightos Reports Record Transactions and Carrier Additions for Fourth Quarter of 2024”

Incorporation by Reference

The information in this Form 6-K and in Exhibit 99.1 hereto (including any data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but excluding non-IFRS data and quotations of the Company’s management) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: January 16, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel